BROOKMOUNT EXPLORATIONS, INC.

1465 Slater Road

Ferndale, Washington

98148

(Tel:  206.497.2138)

August 19, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F. Northeast Street

Washington, D.C.  20549

Attention:  Tracie Towner

Re:

Brookmount Explorations Inc.

Form 10-K for the Fiscal Year Ended November 30, 2008

Filed March 2, 2009

File No. 0-32181

We are writing in response to your letter dated June 5, 2009 with respect to the above referenced matter.

Form 10-K for the Fiscal Year Ended November 30, 2008

Audit Reports, page 16

1.

We note that your prior auditor, Dale Matheson Carr-Hilton LaBonte LLP has placed reliance on the work of other auditors in rendering their audit opinion on the inception-to-date information, covering the period from December 9, 1999 (inception) through November 30, 2004. Given this reliance, you will need to include the reports of the prior auditors upon whom reliance is being placed, provided that you are able to obtain their permission. If this is not feasible, your present and prior auditors should remove the reference to the other auditors in their opinions.

Under these circumstances, you will need to obtain a new audit of the inception-to-date information or revise your financial statements to identify the cumulative activity as “un-audited.”

As requested, our present and prior auditors have removed reference to the other auditors in their opinions and the financial statement shave been amended to identify the cumulative activity as “unaudited”.  We confirm that the Form 10-K/A, Amendment No. 1 for the year ended November 30, 2008 was filed with the SEC via EDGAR on August 5, 2009.

Form 10-Q for the Fiscal Quarter Ended February 28, 2009

Controls and Procedures, page 6

2.

We note your disclosure stating, “Based on his evaluation of our controls, our chief executive officer and principal accounting officer has concluded that, subject to the limitations noted above, the disclosure controls are effective providing reasonable assurance that material information relating to us is made known to management on a timely basis during the period when our reports are being prepared.” Your statement about disclosure controls and procedures appears to include a limitation because you describe how they are effective without regard to the definition in Rule 13a-15(e) of the Exchange Act. Please revise your disclosure to clarify, if true that your disclosure controls and procedures are effective in ensuring that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Alternatively, you may simply state your conclusion as effective or not effective without qualification .

We have amended and expanded on our disclosure to discuss the weaknesses to our controls and procedures and to state that they were not effective.  We further addressed how we are proposing to address such weaknesses.  We confirm that the Form 10-Q/A, Amendment No. 1 for the period ended February 28, 2009 was filed with the SEC via EDGAR on July 1, 2009.

We confirm that we are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing.  The SEC Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any further comments or question, please feel free to contact the undersigned at our offices.

Yours truly,

BROOKMOUNT EXPLORATIONS INC.

/s/ Peter Flueck

Peter Flueck,

Chief Executive Officer